

August 4, 2022

Kenneth Tindall
Chief Executive Officer
Medies
4 Fall Park Court
Leeds, West Yorkshire
LS13 2LP
United Kingdom

> **Re: Medies**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 27, 2022**
> **File No. 333-264308**

Dear Mr. Tindall:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-1

General

1. We note that Exhibit 10.6 states that "[t]his loan is unsecured, interest-free, and is payable upon demand by February 10, 2022." We also note that this statement is inconsistent with your disclosure throughout the prospectus that "[t]his loan is unsecured, interest-free, and is payable upon demand, but not before February 10, 2024." Please reconcile and revise the prospectus throughout to ensure that the loans terms are consistently disclosed.

You may contact Joel Parker at 202-551-3651 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact Jennie Beysolow at 202-551-8108 or Donald Field at 202-551-3680 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Mont E. Tanner, Esq.